Filed by Dominion Resources, Inc. pursuant to

Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 13e-4(c)

Under the Securities Exchange Act of 1934

Subject Company: Dominion Resources, Inc.

Commission File No. 333-120339

Dominion Files Registration Statement for Convertible Senior Notes Exchange Offer

Dominion Resources, Inc. (NYSE: D) announced today that it has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register its offer to holders of its $220 million outstanding principal amount of 2003 Series G 2.125% Convertible Senior Notes due 2023 (CUSIP No. 25746UAP4) (the “Old Notes”) for an equivalent principal amount of its 2004 Series C 2.125% Convertible Senior Notes due 2023 (the “New Notes”) and an exchange fee of $2.50 per $1,000 principal amount. The New Notes provide for net share settlement when converted and otherwise are substantially the same as the Old Notes.

Dominion will be offering to exchange Old Notes for New Notes with the net share settlement feature in response to the FASB’s ratification of Emerging Issues Task Force Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” which is expected to become effective on December 31, 2004. EITF 04-8 will require that the calculation of diluted earnings per share of common stock reflect shares issuable under contingently convertible debt regardless of whether the contingent feature has been met. The conversion settlement feature of the New Notes will result in fewer shares included in the calculation of diluted earnings per share than the Old Notes upon adoption of EITF 04-8, since exercise of the conversion feature would result in a payment of cash, rather than shares, for the principal amount of the New Notes.

The exchange offer will expire at midnight, New York City time, on December 9, 2004, unless extended. Morgan Stanley & Co. Incorporated is the dealer manager for the exchange offer.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy these securities. Nor shall there be any offer, solicitation or sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. You are urged to read the prospectus and related materials, which have been filed as part of the registration statement, and our tender offer statement on Schedule TO because they contain important information. You may obtain a copy of these documents for free at the SEC’s website at http://www.sec.gov. A copy of the written prospectus and other materials relating to the exchange offer also can be obtained for free from the information agent, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Phone: 1-800-758-5378, or from Morgan Stanley, 1585 Broadway, New York, New York 10036, Attention: Francesco Cipollone, Phone: 1-800-624-1808.